UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42907

Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 27, 2026, Mr. Matthew Mo Kan Tsui notified the Company of his resignation as an independent director, effective April 27, 2026, in order to pursue other business commitments. Mr. Tsui’s resignation was not a result of any disagreement with the Company’s operations, policies, or procedures. On May 2, 2026, the Board of Directors of the Company accepted and approved Mr. Tsui’s resignation.

On May 2, 2026, the Board of Directors, Nominating Committee, and the Compensation Committee of the Company approved by resolutions and confirmed the appointment of Ms. Mei Cai as a director of the Company, with an annual compensation of US$50,000, effective upon approval of the resolutions, until her successor is duly elected and qualified, or until her earlier death, resignation or removal. The Board has determined Ms. Cai (i) is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules, and (ii) qualifies as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, and possesses the requisite financial sophistication under Rule 5605(c)(2)(A) of the Nasdaq Stock Market LLC Listing Rules. Ms. Cai will be serving on the Board of Directors as a non-employee, independent director. Ms. Cai has also been named as the chairman of the Audit Committee and a member of the Compensation Committee and Nominating Committee of the Company.

The foregoing descriptions of our offer letter to Ms. Cai are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Ms. Cai and any other employees of the Company or members of the Board of Directors.

The biographical information of Ms. Cai is set forth below:

Mei Cai, age 47

Ms. Mei Cai has over 20 years of experience in accounting, auditing, SEC reporting, corporate finance, and U.S. capital markets. She served as Chief Financial Officer of Nuance Biotech Co., Ltd. from January 2023 to October 2023, Chief Financial Officer of Jowell Global Ltd. (Nasdaq: JWEL) from November 2020 to December 2022, and Chief Financial Officer of China Eco-Materials Group Co., Ltd. from July 2019 to November 2020. In these roles, she led or assisted with initial public offering and Nasdaq listing processes, coordinated with auditors, underwriters, legal counsel and investor relations firms, and assisted in the preparation of registration statements with the SEC, including consolidated financial statements and management’s discussion and analysis. Ms. Cai has served as an independent director of Top Financial Group Limited (Nasdaq: TOP) since May 2021 and served as a director of CN Energy Group Inc. (Nasdaq: CNEY) from August 2019 to June 2022. Since October 2017, she has served as an accounting consultant and advisor at Wealth Financial Services LLC. Previously, she served as an audit manager and auditor at Friedman LLP from December 2013 to September 2017 and at Patrizio & Zhao, LLC from December 2006 to November 2013. Ms. Cai graduated from Jiangsu Radio & TV University with a major in Economic Management in December 2003. Ms. Cai is a U.S. citizen and resides in the U.S.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director offer letter to Ms. Mei Cai, dated May 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Charming Medical Limited

Date: May 6, 2026	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and
Chairman of the Board